EXHIBIT 99

DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

December 31, 2016
Assets
Current assets:
Cash and cash equivalents	$15,042
Receivables, net	291,369
Inventories	124,243
Deferred income taxes	6,852
Prepaid expenses and other current assets	9,679
Total current assets	447,185
Property, plant and equipment, net	482,355
Goodwill	44,057
Identifiable intangible and other assets, net	58,834
Total	$1,032,431
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$219,360
Current portion of long-term debt	139,728
Total current liabilities	359,088
Long-term debt	18,354
Deferred income taxes	80,847
Other long-term liabilities	42,791
Parent’s net investment:
Parent’s net investment	536,328
Accumulated other comprehensive loss	(4,977)
Total parent’s net investment	531,351
Total	$1,032,431

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Year Ended December 31, 2016
Net sales	$3,494,053
Cost of sales	2,594,448
Gross profit	899,605
Operating costs and expenses:
Selling and distribution	593,495
General and administrative	57,208
Amortization of intangibles	13,428
Restructuring and non-recurring costs	(3,773)
Total operating costs and expenses	660,358
Operating income	239,247
Other expense:
Interest expense	12,278
Other income, net	125,112
Total other expense	137,390
Income from continuing operations before income taxes	101,857
Income tax expense	36,307
Income from continuing operations	65,550
Loss from discontinued operations, net of tax	(279)
Net income	65,271
Other comprehensive loss, net of tax	(2,101)
Comprehensive income	$63,170

DEAN HOLDING COMPANY
INFORMATION RELATED TO CONSOLIDATED STATEMENT OF PARENT'S NET INVESTMENT
(Unaudited)
(In thousands)

	Parent's Net Investment	Accumulated Other Comprehensive Income (loss)	Total Parent's Net Investment
Balance, January 1, 2016	$581,616	$(2,876)	$578,740
Share-based compensation expense	—	—	—
Activity with parent	(110,559)	—	(110,559)
Net income	65,271	—	65,271
Other comprehensive income:
Pension Liability adjustment	—	214	214
Cumulative translation adjustment	—	(2,315)	(2,315)
Balance, December 31, 2016	$536,328	$(4,977)	$531,351

DEAN HOLDING COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS INFORMATION
(Unaudited)
(In thousands)

Year Ended December 31, 2016
Cash flows from operating activities:
Net income	65,271
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	88,109
Gain on divestitures and other, net	(2,752)
Write-off of financing costs	(4,391)
Deferred income taxes	5,606
Other, net	(156)
Receivables, net	(1,801)
Inventories	(4,165)
Prepaid expenses and other assets	4,411
Accounts payable and accrued expenses	3,841
Income taxes receivable/payable	28
Net cash provided by operating activities	154,001
Cash flows from investing activities:
Payments for property, plant and equipment	(57,033)
Proceeds from sale of fixed assets	10,402
Net cash used in investing activities	(46,631)
Cash flows from financing activities:
Proceeds from receivables-backed facility	234,651
Payments for receivables-backed facility	(224,718)
Intercompany	(113,617)
Net cash used in financing activities	(103,684)
Effect of exchange rate changes on cash and cash equivalents	(2,093)
Increase in cash and cash equivalents	1,593
Cash and cash equivalents, beginning of period	13,449
Cash and cash equivalents, end of period	$15,042